        Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 333-122758

        ON MARCH 3, 2005, JOHN KELLEY, PRESIDENT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF MCDATA CORPORATION, A DELAWARE CORPORATION, CONDUCTED AN INTERVIEW WITH KEITH LIU OF CNBC ASIA ON CNBC TONIGHT, A TRANSCRIPT OF WHICH FOLLOWS:

        Keith:    In today's information age, companies are generating an increasing amount of data, driving the need to store and manage that data like never before. A storage company, McDATA, is one company that is benefiting and winning praise from analysts as a result. Earlier I spoke with John Kelley, President, Chairman & CEO of McDATA and began by asking him his growth outlook for the Asia-Pacific region.

        Kelley:    Asia is our fastest growing region by far, nearly 80% growth over 2003 to 2004. We have been investing heavily in the Asia-Pacific region, both in the northern part as well as the southern part, so we have very high expectations of a double digit growth rate for 2005.

        Keith:    Where do you think data management spending by IT Managers will be this year, and how will that compare to what they were focused on in previous years?

        Kelley:    It appears to us as though IT spending is getting back to more normal levels, that customers are taking a look at their network in both small businesses and large businesses and are starting to tie these networks together. So software and services that connect these pools of data together are definitely going to be hot during 2005.

        Keith:    And what you are saying refers to some degree of storage virtualization, which seems to be pretty much just hype by a lot of vendors, storage vendors particularly. Will it really make data management much easier and perhaps more efficient?

        Kelley:    Well, virtualization will have its day. We talked about it in the last four years, and there are clearly developments led by us and others. To help give storage companies the capabilities they want to deliver to customers, and what they have promised for years, and that is virtualizing storage so that the customer gets maximum benefits from their investment. We are going to be a key part of that. I think that it will be a little bit slower than it has been predicted in 2005, but it is clearly booming ahead as a major driver in our industry in the next eighteen months to two years.

        Keith:    We know McDATA is coming out with a new router or switch product, now competing with the likes of Cisco Systems and Brocade. How are you planning to compete effectively in this area?

        Kelley:    Well, with the acquisition of CNT and our own products, we acquired a company in the silicon valley called Nishan Systems, we will be the number one connectivity company taking data out of SANs and moving it into the IP world. We will have market leadership worldwide in that segment. We intend to continue to invest heavily, as I mentioned earlier, it is a major growth opportunity. Our products today are superior to any of the companies that you talked about today, in terms of working with other companies' products and the ability to take this information over great distances securely. So, you are going to see a lot from us throughout the world during 2005 and beyond in this market segment.

        Keith:    Will McDATA continue to look into acquiring more companies?

        Kelley:    Well, we need to get this one absorbed. We should have the acquisition of CNT closed within the next 60 to 90 days. But it is true, when you look at what is evolving, there could be other companies that we will look at to add to our portfolio if it met the right market segments. And I again emphasize a lot, the small and medium size enterprises as well as the large enterprises, which are two terrific target for us.

        Keith:    Well that is John Kelley there, CEO of McDATA.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the Registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.